                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 25, 1998

                       Micro Focus Public Limited Company
                 (Translation of Registrant's Name into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the Registrant files or will file annual reports under the cover of Form 20-F or Form 40-F.)

      Form 20-F ___X__                                Form 40-F ______

     (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes ___X__                                      No _____

     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-795.)

25 August 1998
FOR IMMEDIATE RELEASE

  Not for distribution in or into the United States, Canada, Australia or Japan

           MICRO FOCUS GROUP PLC - PROPOSED MERGER WITH INTERSOLV INC.

                  DOCUMENTS POSTED TO MICRO FOCUS SHAREHOLDERS

1.     Introduction

On 17 June 1998, it was announced that Micro Focus had signed a definitive agreement under which a subsidiary of Micro Focus will merge with Intersolv, a leading provider of applications enablement technology and services based in Maryland in the United States. The Merger will combine Micro Focus' expertise in providing solutions for enterprise software applications with Intersolv's capabilities in application enablement. The Merged Group will assist major corporations in accelerating the development, delivery and integration of applications in distributed computing environments.

Under the terms of the Merger Agreement, each share of Intersolv Stock will be exchanged for 0.55 new Micro Focus ADSs. Each new Micro Focus ADS represents 5 new Micro Focus Ordinary Shares. The total consideration is an amount equal to approximately (GBP) 316 million based on the closing mid market price of 502.5p per Micro Focus Ordinary Share as derived from the London Stock Exchange Daily Official List for 16 June 1998, the dealing day prior to announcement of the Merger, or (GBP) 285 million based on the closing mid market price of 452.5p per Micro Focus Ordinary Share as derived from the London Stock Exchange Daily Official List for 21 August 1998.

Approximately 12.6 million new Micro Focus ADSs (62.9 million new Micro Focus Ordinary Shares) will be issued to Intersolv stockholders conditionally upon completion of the Merger, which will represent approximately 44 per cent. of the enlarged issued share capital of Micro Focus. Completion of the Merger is expected to occur on 24 September 1998.

Because of Intersolv's size relative to Micro Focus, the proposed Merger is conditional upon the approval of Micro Focus Shareholders at an Extraordinary General Meeting to be held on 23 September 1998. The Merger is also conditional upon approval by the Intersolv Stockholders at a Special Meeting to be held on 23 September 1998.

A document comprising Listing Particulars of Micro Focus and convening an Extraordinary General Meeting of the Company has been posted to shareholders today. Copies of the Listing Particulars are available for inspection from the Company Announcements Office of the London Stock Exchange.

2.     Summary of the terms of the Merger

In order to complete the Merger, a wholly owned US subsidiary of Micro Focus will merge with and into Intersolv, with Intersolv being the surviving subsidiary of Micro Focus. It is intended that the Merger will be a tax-free reorganisation under Section 368(a) of the US Internal Revenue Code of 1986, as amended, and accounted for under the pooling of interests method of accounting under US GAAP and under the acquisition accounting method under UK GAAP.

Immediately following completion of the Merger, the new Micro Focus ADSs, and the new Micro Focus Ordinary Shares they represent, will be listed on Nasdaq and the London Stock Exchange, respectively.

On completion of the Merger, Intersolv Stockholders will receive new Micro Focus ADSs on the following basis:

For each share of Intersolv Stock:       0.55 new Micro Focus ADSs, representing
                                         2.75 new Micro Focus Ordinary Shares

No fractional new Micro Focus ADSs will be issued in connection with the Merger. Intersolv Stockholders who would otherwise have been entitled to receive a fraction of a new Micro Focus ADS in the Merger will receive cash, in lieu of such entitlement.

Rights of new Micro Focus Ordinary Shares and new Micro Focus ADSs

The new Micro Focus ADSs, representing new Micro Focus Ordinary Shares, to be issued as consideration, will be issued free of all taxes, including SDRT, to Intersolv Stockholders and will rank pari passu in all respects from the time of their issue with the Micro Focus Ordinary Shares in issue at the time.

The new Micro Focus ADSs issued in connection with the Merger will be subject to US SEC Rule 145 and any applicable "continuity of interest" requirements for a tax-free reorganisation. Directors, Proposed Directors and certain other affiliates of Intersolv and Micro Focus have agreed not to sell or transfer or otherwise reduce their risk or ownership relative to any Micro Focus or Intersolv securities during the period commencing 30 days prior to the completion of the Merger and ending upon the public release of financial statements covering 30 days of combined operations of Micro Focus and Intersolv.

3.     Information on the Intersolv Group

Intersolv develops, markets and supports a broad line of software solutions that facilitate the development, delivery and deployment of business information systems. Intersolv's strategy is to offer customers a broad family of software development tools and services that are independent of rapidly changing hardware, operating systems and database management technology. Intersolv's products and services are focused primarily in three solution areas: automated software quality, data connectivity and enterprise application renewal. Intersolv has more than 4.5 million customer licences at over 35,000 customer sites around the world. In the year ended 30 April 1998, Intersolv generated revenues of $196.5 million and profits before tax of $8.2 million.

4.     Information on the Micro Focus Group

Micro Focus designs, develops, markets and supports application development tools and services for business application development. Micro Focus' products focus primarily on markets using the COBOL computer language. These products permit users to analyse, create, re-engineer and deploy software applications for a wide range of computers, from personal computer workstations to mainframe computers. In addition, Micro Focus' products and services enable enterprise application development and re-engineering of applications, including the analysis and remediation of programs to meet the requirements of Year 2000 and Euro currency compliance. In the year ended 31 January 1998, Micro Focus generated revenues of (GBP) 97.0 million ($167.3 million) and profits before tax of (GBP)15.2 million ($21.8 million).

5.     Background to and reasons for the Merger

The software application development and management tools and services industry is competitive and rapidly changing. As a result, both Micro Focus and Intersolv have frequently evaluated strategic relationships of various forms, such as potential original equipment manufacturer or value added reseller arrangements, joint marketing relationships and potential business combinations with other companies in the same and closely related fields. The Directors and the Proposed Directors believe that the proposed Merger will provide the following benefits:

Provide a broad range of products and services for enterprise software solutions

The Directors and the Proposed Directors believe that the combination of Micro Focus' mainframe development and maintenance tools and expertise with Intersolv's client/server and Internet software tools and expertise will provide an opportunity for the Merged Group to offer a more complete suite of products. In addition, the Directors and the Proposed Directors believe that combining Micro Focus' development and transformation software tools with Intersolv's middleware components and application management products will produce a more comprehensive product portfolio. This will enable the Merged Group to offer products from developing, testing and deployment of new applications to maintenance and extension of existing applications. The Board and the Proposed Directors expect that the Merged Group will be focused exclusively on applications development across the enterprise, with the strategy of providing a single source for enterprise software solutions. The ability to provide a more complete and broader product offering may also attract new marketing partners.

Add strength to the professional services organisation

Intersolv's professional services organisation provides training, consulting and support services and has a history of strong service relationships with leading corporations. The Directors and the Proposed Directors believe that the market presence, customer base and relationships of Intersolv's professional services group should provide the critical mass for services capability that will enable the Merged Group to provide an integrated approach to products, services and support and also provide an opportunity for expansion for the Merged Group.

Expand sales organisation

Micro Focus has an extensive world-wide sales organisation that employs a direct selling approach in the United Kingdom, the United States, Canada, Japan, Germany, France, Spain, Italy, Australia and India. Additional sales channels include original equipment manufacturers, value added resellers ("VARs") and independent software vendors ("ISVs"). Intersolv has an extensive sales organisation in the United Kingdom, the United States, Australia, Belgium, the Netherlands, France, Germany and Japan which employs direct selling, telesales, VARs and ISVs. Each of Micro Focus and Intersolv also uses distributors in a number of international markets where it does not have a direct sales presence. A number of these distributor relationships are common to both Micro Focus and Intersolv. The Board and the Proposed Directors believe that the Merger will enable Micro Focus to significantly expand its world-wide distribution.

Increase product offerings and customer base

The Board and the Proposed Directors believe that the Merged Group will be able to offer more products to more customers than either company currently offers. This will provide a wider range of solutions and is expected to reduce the dependency on any particular product line. In addition, the Merged Group will be positioned to focus on areas, such as software application development business, which the Directors and the Proposed Directors believe have potential for future growth.

Maintain technology leadership

Micro Focus' business strategy includes maintaining technology leadership by consistently updating its software products for the various operating systems consistent with customer demand. The Directors and the Proposed Directors believe that Micro Focus' legacy technology and expertise combined with the client/server and Internet technology and expertise of Intersolv will help to address a broader range of enterprise software technology. In addition, the Directors and the Proposed Directors believe that the Merged Group will be positioned to provide tools for the development of enterprise applications that are component-based, multi-platform and implemented in open languages such as Java and COBOL. The Merger should also increase the research and development capacity of the Merged Group to improve product offerings.

Reduce costs through economies of scale

The Directors and the Proposed Directors believe that the Merger will result in business synergies including through the elimination or sharing of certain administrative and operational expenses. However, Micro Focus expects to incur charges to operations, primarily in the quarter in which the Merger becomes effective, to reflect direct transaction costs and integration related expenses. The Directors and Proposed Directors believe that cost savings arising from the business synergies immediately following the Merger will be less significant than long-term economies of scale.

6.     Merged Group board and headquarters

Following the Merger it is proposed that Gary Greenfield (Intersolv's President and Chief Executive Officer), Kevin Burns (Intersolv's Chairman) and Michel Berty (a director of Intersolv) will be invited to join the board of directors of Micro Focus. It is also proposed that Paul Adams will step down from the main board upon the Merger becoming effective.

Following the Merger, the Micro Focus board will therefore be as follows:

Director                                 Position
-------------------------------------------------------------------------------
J. Michael Gullard                       Non Executive Chairman
Harold Hughes                            Non Executive Deputy Chairman
Martin Waters                            President and Chief Executive Officer
J. Sidney Webb                           Non Executive Director
Gary Greenfield                          Non Executive Director
Kevin Burns                              Non Executive Director
Michel Berty                             Non Executive Director

The principal offices of the Micro Focus Group in the United Kingdom will continue to be at The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, England. The United States operations of the Micro Focus Group will be based at 701 East Middlefield Road, Mountain View, California 94043, United States.

7.     Current trading and prospects

On 19 August 1998, Micro Focus announced its results for its first half year ended 31 July 1998. Net revenue for the half year grew to (GBP) 58.6 million ($97.0 million) from (GBP)41.3 million ($71.7 million) in the half year ended 31 July 1997. Profits before tax for the half year ended 31 July 1998 were
(GBP) 10.1 million ($15.8 million), 94 per cent. (215 per cent.) (under UK GAAP and US GAAP respectively) higher than (GBP) 5.2 million ($7.4 million) profits before tax in the same period last year.

In the second half of 1998, Micro Focus expects to launch products which will perform testing of code that has already been remediated. Because Micro Focus has a powerful brand name in the COBOL tools area, the Board believes it is positioned to take advantage of an increase in the Year 2000 testing market which is expected to occur as users near the end of their Year 2000 remediation process. Micro Focus has launched products this year aimed at aiding the EMU conversion solution. Because the vast bulk of banking and financial services software is written in COBOL, Micro Focus' area of expertise, the Board believes that the move to a unified currency in Europe will provide the Company with an opportunity to seek leadership in this market.

On 18 August 1998, Intersolv announced its results for its first quarter ended 31 July 1998. Intersolv reported a threefold increase in earnings after tax, from $605,000 in the first quarter to 31 July 1997 to $2,120,000 in the first quarter to 31 July 1998. Revenues were $47.1 million, 14 per cent. higher than $41.3 million in revenue for the first quarter last year. Profits before tax were $3.3 million, three times higher than $0.9 million profits before tax in the same quarter last year.

The Board of Micro Focus and the Proposed Directors are confident about the prospects of the Merged Group and the benefits to be obtained from the Merger. The Directors and the Proposed Directors look forward to continued growth in the Merged Group's business.

8. Changes to the Micro Focus Share Option Schemes and details of the new Micro Focus Plan

Micro Focus has had a policy of encouraging share ownership by its employees, and the Directors and the Proposed Directors continue to hold the view that an attractive company share scheme plays a key role in attracting and retaining high quality staff. Employee share ownership is an essential factor to recruiting staff in the software industry in the US. Following the Merger, the Merged Group will have 1,150 of its staff in the US and, based upon the latest audited results for Micro Focus and Intersolv, the Merged Group would have earned 65 per cent. of its pro forma revenues in the 1998 financial year in the US.

The Directors therefore will be seeking approval at the Extraordinary General Meeting for the adoption of the new Micro Focus Plan. Following approval of the new Micro Focus Plan, no further options will be granted under the Micro Focus 1996 Plan, which would otherwise expire on 18 June 1999. The new Micro Focus Plan will authorise the Directors and the Proposed Directors to grant options over Micro Focus Ordinary Shares. The authority being sought at the Extraordinary General Meeting is in line with levels of share options granted by many US software product companies, but it does exceed the guidelines recommended by the Investment Committee of the Association of British Insurers. The Directors and the Proposed Directors of Micro Focus believe this is necessary to attract and retain high quality staff, especially in the highly competitive US market for technology employees.

Under the new Micro Focus Plan, options will be granted to subscribe for new Micro Focus Ordinary Shares up to an amount which, when aggregated with options to subscribe for shares which have already been granted by the Company and which remain available for exercise at the Effective Date, will not exceed 15 per cent of the enlarged issued share capital of the Company, as enlarged, immediately following completion of the Merger.

In addition, the Micro Focus 1994 Employee Benefit Trust ("EBT") holds a total of 3,815,055 Micro Focus Ordinary Shares. Of these, 2,512,108 have been placed under option by the Trustees of the Micro Focus 1994 EBT and 1,302,947 remain available to be granted by the Trustees. These options will be available to be allocated to existing and new eligible persons as determined by the Trustees in consultation with the board of the Company from time to time.

It is the Company's policy that the number of options granted to a Micro Focus employee (other than a new employee) will be determined in the light of the employee's performance against objectives, which may be individual or group as appropriate, for the previous period.

The Directors and the Proposed Directors strongly believe that this proposal is essential to manage properly the Merged Group.

9.     Listing, settlement and dealings

Application has been made to the London Stock Exchange for the new Micro Focus Ordinary Shares to be admitted to the Official List of the London Stock Exchange. The new Micro Focus ADSs have been approved for quotation on Nasdaq.




For further information:

Micro Focus
-----------

Richard Van Hoesen         Chief Financial Officer   001 650 404-7019

Donaldson, Lufkin & Jenrette International
------------------------------------------

John Craven                Senior Vice President     0171 655 7561

Warburg Dillon Read
-------------------

John Woolland              Executive Director        0171 568 2336



In respect of the Merger and the application for the new Micro Focus Ordinary Shares to be admitted to the Official List of the London Stock Exchange, Donaldson, Lufkin & Jenrette International and Warburg Dillon Read and their respective affiliates are acting as advisers to Micro Focus Group Plc and no one else and will not be responsible to anyone other than Micro Focus Group Plc for providing the protections afforded to customers of Donaldson, Lufkin & Jenrette International and Warburg Dillon Read or for providing advice in relation to the Merger. Donaldson, Lufkin & Jenrette International and Warburg Dillon Read are regulated in the United Kingdom by The Securities and Futures Authority Limited.

Definitions which appear in the Listing Particulars also apply in this announcement.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  August 26, 1998            By:   /s/ Richard Van Hoesen
                                        ---------------------------------------
                                        Richard Van Hoesen
                                        Senior Vice President, Chief Financial
                                        Officer and Secretary